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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                                 Oragenics, Inc.
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                   684023 10 4
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                                 (CUSIP Number)

                                 James Alterbaum
                               Moses & Singer LLP
                              405 Lexington Avenue
                               New York, NY 10174
                                 (212) 554-7800
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 19, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 684023 10 4
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      1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

            George T. Hawes

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      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) ................................................................

            (b) ................................................................

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      3.    SEC Use Only .......................................................

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      4.    Source of Funds (See Instructions) PF

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      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e) .................................................

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      6.    Citizenship or Place of Organization   U.S.A

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                 7.   Sole Voting Power   3,000,767

              ------------------------------------------------------------------
Number of
Shares           8.   Shared Voting Power ......................................
Beneficially
Owned by      ------------------------------------------------------------------
Each
Reporting        9.   Sole Dispositive Power   3,000,767
Person With
              ------------------------------------------------------------------

                10.   Shared Dispositive Power .................................

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      11.   Aggregate Amount Beneficially Owned by Each Reporting Person

            3,000,767

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      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions) X

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      13.   Percent of Class Represented by Amount in Row (11) 15.7%

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      14.   Type of Reporting Person (See Instructions) IN

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

Item  1. Security and Issuer

Title of class of securities to which this schedule relates:
  Common Stock, $.001 par value per share.

Issuer: Oragenics, Inc.

Address of Issuer: 13700 Progress Boulevard, Alucha, Florida 32615

Item 2.  Identity and Background

      (a)   Name of Reporting Person: George T. Hawes

      (b) Residence or business address of Reporting Person: c/o Oragenics, Inc.; 13700 Progress Boulevard, Alucha, Florida 32615

      (c) Present principal occupation of Reporting Person: investor. Principal business address of Reporting Person: 49 Central Drive,
              Plandole, NY 11030

      (d)   No.

      (e)   No.

      (f)   Citizenship: U.S.A

Item 3. Source and Amount of Funds or Other Consideration

On December 19, 2005, the Reporting Person purchased 1,000,000 shares of common stock and warrants to purchase 1,000,000 shares of common stock from the Issuer, for a total purchase price of $400,000. The purchase was made through the personal funds of the Reporting Person. In addition, the Reporting Person previously purchased 496,667 shares of common stock from certain directors and officers of the Issuer for a total purchase price of $496.67. The purchase was made through the personal funds of the Reporting Person.

Item 4. Purpose of Transaction

The purpose of the acquisition was an investment by the Reporting Person. In connection with the acquisition reported hereby, the Reporting Person was appointed as a director of the Issuer. There are no plans or proposals which the Reporting Person may have which relate to or would result in:

      (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except as to the Board appointment of the Reporting Person specified above;

      (e) Any material change in the present capitalization or dividend policy of the issuer;

      (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

      (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

      (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j)   Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

      (a) The aggregate number and percentage of common stock beneficially owned by the Reporting Person: 3,000,767. Includes 1,000,000 shares issuable pursuant to currently exercisable warrants. Does not include 5,000 and 1,500 shares owned by the Reporting Person's wife and son, respectively, as to which the Reporting Person disclaims beneficial ownership. The shares beneficially owned represent approximately 15.7% of the common stock of the Issuer;

      (b) The number of shares as to which there is sole power to vote and sole power to dispose: 3,000,767;

      (c) Between October 17, 2003 and November 9, 2005, the Reporting Person purchased in the open market through several transactions an aggregate total of 504,100 shares, at prices ranging from $4.25 per share to $.40 per share. On December 16, 2005, the Reporting Peron purchased 496,667 shares from certain officers and directors of the Issuer in a private sale, at a purchase price of $.001 per share.

      (d)   Not Applicable

      (e)   Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Not Applicable

Item 7. Material to Be Filed as Exhibits

        Not Applicable

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 28, 2005
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Date

/s/ George T. Hawes
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Signature

George T. Hawes
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Name/Title

            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)